Melanthios Acquisition Corp

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: (215) 405-8018

Email: william.tay@hotmail.com

October 30, 2012

VIA EDGAR TRANSMISSION AND EMAIL

Attention: Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Melanthios Acquisition Corp.

Amendment No. 1 to Form 10

Filed October 30, 2012

File No.: 000-54811

Dear Ms. Jacobs:

On behalf of Melanthios Acquisition Corp. (“we”, “us”, or the “Company”), we are responding to comments contained in the Staff letter, dated October 19, 2012 addressed to Mr. William Tay, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

  Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have addressed all our comments. In addition, we will continue to review your filing until all our comments have been addressed.

COMPANY RESPONSE

We have chosen to address your comments without withdrawing our Form 10. We understand that the original registration statement on Form 10 will automatically become effective 60 days after filing and we will be subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

  Please explain why you have elected to file three separate Form 10 registration statements at this time, given that none of the three entities has assets, you state that you do not have immediate plans to conduct an acquisition and your disclosure on Page 17 indicates that Mr. Tay has involvement with 5 other blank check companies with no pending business combinations.

COMPANY RESPONSE

Mr. Tay has elected to file three separate Form 10 registration statements at this time because he desires to have an inventory of at least 8 blank check companies for future business combinations, and that he believes a blank check company with a longer SEC reporting history under the Exchange Act is more attractive to a potential merger candidate, than a newly formed blank check company with limited or no SEC reporting history.

  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

COMPANY RESPONSE

We have disclosed in page 3 of the 3rd paragraph that we are an “emerging growth company,” and further added a separately captioned section on page 8 “Emerging Growth Company”. Furthermore, we have added a risk factor in page 9 (see new risk factor entitled “Opt-In Right For Emerging Growth Company”) to discuss about our election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), as well as a discussion about this in page 15 under Item 2 – Financial Information - Management's Discussion And Analysis Or Plan Of Operation.

·	Describe how and when a company may lose emerging growth company status;

COMPANY RESPONSE

We have added a separately captioned section on page 8 “Emerging Growth Company” to describe how and when a company may lose emerging growth company status.

·	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

COMPANY RESPONSE

We have disclosed the various exemptions that are available to us on page 8 of the 3rd last paragraph.

·	State your election under Section 107(b) of the JOBS Act:

-	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

-	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

COMPANY RESPONSE

We have disclosed on page 8 of the last paragraph that we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, we have stated in the first risk factor on page 9 that our financial statements may not be comparable to companies that comply with public company effective dates. In addition, we have also disclosed a similar statement in our critical accounting policy disclosures on page 17 under subheading “Significant Accounting Policies.”

Item 1. Business, page 3

  Please revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations and possess no assets or financial resources.

COMPANY RESPONSE

We have revised this section on page 3 of the 2nd paragraph to disclose that we have generated no revenues or earnings from operations, possess no significant assets or financial resources and have no cash on hand. We have also disclosed that our independent auditor’s report has expressed substantial doubt about our ability to continue as a going concern.

  We note that, although you intend to pursue a business combination, you have not had any discussions with any target companies. Please revise to provide more information on how you intend to successfully solicit a business combination, including whether you intend to solicit persons who have a relationship with the company’s promoters or management. Also, because Mr. Tay has been involved with other blank check companies, discuss whether there are specific methods of solicitation that have been successful in the past and how Mr. Tay intends to apply these methods to this company.

COMPANY RESPONSE

We have added a separately captioned section on page 5 “Search for Target Business” that discusses how we intend to successfully solicit a business combination.

  Please add a separately captioned section that discusses the negative aspects of becoming a reporting company through a business combination with a reporting shell company. For example, discuss the general prohibition on the resale of restricted securities initially issued by you, both before and after an initial business combination, unless specific conditions are met including the conditions under Rule 144(i).

COMPANY RESPONSE

We have added a separately captioned section on page 5 “Aspects of a Reporting Company” that discusses the negative aspects of becoming a reporting company through a business combination with a reporting shell company. We disclose that the Company will incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents. We also disclose that our shares of common stock are not registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our common stock. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Furthermore, we have disclosed that upon the consummation of a Business Combination, the Company is required to file within four business days with the Securities and Exchange Commission a current report on Form 8-K to disclose the Business Combination, the terms of the transaction and a description of the business and management of the Target Business, among other things, and will include audited consolidated financial statements of the Company giving effect to the Business Combination. In addition, we have added a separately captioned section on page 6 “Challenges of a Public Reporting Company” that discusses the challenges of being a public reporting company. The disclosure includes the responsibility of the CEO and CFO of every public company being required to personally stand behind financial statements and other documents. They must personally certify several aspects of the company's disclosure including the integrity of interim and annual filings, design and evaluation, and disclosure of conclusions as to the effectiveness, of disclosure controls and procedures and design of, and disclosure of material changes in, internal control over financial reporting.

  Please revise to discuss how compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination. Discuss what role compensation has played in the past in analyzing business combinations with prior blank check companies with which Mr. Tay has been involved.

COMPANY RESPONSE

We have revised the disclosure on page 5 of the 5th paragraph to include that, in the evaluation of potential target companies the Company will ensure that the target company has the necessary cash resources to meet per determined obligations that may be different from time to time to become a public company and continue reporting as required by the SEC. These obligations include compensation to be received by Mr. Tay, other affiliates, the company, ongoing legal fees, audit fees and filing fees. The financial capabilities of the target company have affected the decisions of a business combination for blank check companies Mr. Tay has been involved in the past and will affect the decision to precede with a business combination with the Company.

Form of Acquisition, page 4

  Please revise to clarify what you mean by “very limited” when describing how much time your sole officer and director will devote to your business prior to an acquisition, perhaps by indicating the number of hours per week he will dedicate to your business. Please also update the risk factor on page 7 related to this same issue.

COMPANY RESPONSE

We have revised this section on page 7 of the 6th paragraph to disclose, and updated a risk factor on page 11 (updated risk factor entitled “Management intends to devote only a limited amount of time to seeking a target company…”), that our sole officer and director, Mr. Tay, will devote approximately five hours per week to our business until the acquisition of a successful business opportunity has been identified.

  Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to Section 13(a) of the Exchange Act, including periodic reporting, the proxy rules, Williams Act, and Section 16 of the Exchange Act.

COMPANY RESPONSE

We have revised this section on page 8 of the 1st paragraph to disclose that we will comply with all required disclosure needing to be distributed to our security holders including the delivery of an annual report when required.

  In the first paragraph on Page 5, you state that the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. Tay has structured such transactions in the past.

COMPANY RESPONSE

We have modified the disclosure now on page 7 of the 4th paragraph to state that, “The Company anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by stockholders in the appropriate manner. Certain types of transactions may be entered into solely by Board of Directors approval without stockholder ratification. Under Delaware law, certain actions that would routinely be taken at a meeting of stockholders may be taken by written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders. Thus, if stockholders holding a majority of the outstanding shares decide by written consent to consummate an acquisition or a merger, minority stockholders would not be given the opportunity to vote on the issue. If stockholder approval is required, the Board will have discretion to consummate the transaction by written consent if it is determined to be in the Company’s best interest to do so. Regardless of whether an acquisition or merger is ratified by Board action alone, by written consent or by holding a stockholders' meeting, the Company will provide to its stockholders complete disclosure documentation concerning the potential target including requisite financial statements. This information will be disseminated by proxy statement in the event a stockholders' meeting is held, or by an information statement if the action is taken by written consent. Furthermore, Mr. Tay has never completed a business combination without full shareholder and Board of Director approvals.

Item 1A. Risk Factors, page 6

  Please include risk factors that discuss:

    That you currently have no resources to evaluate a business combination.

COMPANY RESPONSE

We have included the risk factor on page 9 “The Company is subject to numerous risk factors, including the following:”

    That you will likely structure any business combination to not require shareholder approval.

COMPANY RESPONSE

We have deleted all disclosures regarding not needing shareholder or Board of Director approvals.

    That being a public reporting company involves risks and costs, with a discussion of what those risks and costs are.

COMPANY RESPONSE

We have included this as the first risk factor on page 9. “There is no assurance that the Company will ever be profitable.

  We note the first risk factor and your statement that in the event that your officers and directors and members of management are identical to that of other blank check companies, these individuals will “arbitrarily” determine which company will proceed with the transaction. Please revise to address whether this will create any risks given the legal effects of violating fiduciary duties owed to shareholders.

COMPANY RESPONSE

We have modified the disclosure in the last risk factor now on page 9 “Conflicts of interest between the Company and its officer and director may impede the operational ability of the Company,” to discuss the types of conflict of interests that may arise and that we minimize the conflict of interest by Mr. Tay by only engaging in consulting services with the company after a successful business combination has been completed and Mr. Tay has completely resigned from the company and he is a minority shareholder.

Item 2. Financial Information

Management’s Discussion and Analysis or Plan of Operation, page 13

  We note your statement that you believe you will be able to meet the costs in the next 12 months through the use of funds in your treasury and additional amounts to be loaned by or invested in you by your stockholders, management or other investors. However, given that it appears that you do not have any funds in your treasury, please revise to discuss in greater detail how you will be able to meet the costs of being a public reporting company and the costs of analyzing or other investors have indicated their intention to advance additional funds to you as needed to cover costs and if true, indicate that there is no guarantee that such additional funds will be made available.

COMPANY RESPONSE

We have revised this section on page 16 of the first paragraph to disclose that we believe we will be able to meet the costs of filing Exchange Act reports during the next 12 months through use of funds to be loaned to or invested in us by Mr. Tay, our sole officer, director and shareholder, or other investors, and that if we enter into a business combination with a target entity, we will require the target company to pay the acquisition related fees and expenses as a condition precedent to such an agreement, and that there is no guarantee that such additional funds will be made available to us or on terms that are favorable to us.

  In light of your competitive disadvantage, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

COMPANY RESPONSE

We have revised this section on page 17 of the second paragraph to discuss our strategy for successfully identifying and completing business combination while competing against entities that possess greater financial, technical and managerial capabilities.

  We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements. Please also disclose, if true, that you may engage in a transaction with a company that would still be considered a shell company or blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C. Explain what this means.

COMPANY RESPONSE

We have disclosed on page 16 of the 3rd paragraph that we believe that the public company status that results from a combination with our company will provide a company in need of additional capital greater access to the capital market, increase its visibility in the investment community, and offer the opportunity to utilize its stock to make acquisitions. However, there is no assurance that we will have greater access to capital due to our public company status, and therefore a business combination with an operating company in need of additional capital may expose us to additional risks and challenges. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering. We have also disclosed on page 16 of the 4th paragraph that we have no immediate funds available for any target business due to our financial position. Furthermore, we have added disclosure on page 4 that outlines Rule 144(i) and Rule 419, and that Mr. Tay, the sole officer, director and shareholder has no intentions of engaging in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in the Company no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholder will require compliance with the registration requirements under the Securities Act of 1933, as amended.

Current Blank Check Company Experience, page 17

  Please revise to disclose whether Mr. Tay has any past blank check company experience. Additionally, in the “Pending Business Combination” column, revise to disclose to whom the blank check company was transferred or the identity of the successor identity….”

COMPANY RESPONSE

We have included a table listing (starting on Page 19) the various shell and blank check companies that Mr. Tay has been involved and have provided the requested disclosure for each entity.

Item 6. Executive Compensation, page 16

  We note that you adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake a proposed transaction. Please review to balance this disclosure by clarifying that there is no guarantee that this policy will be adhered to at the time of making a transaction determination.

COMPANY RESPONSE

We have revised to disclose on page 25 (last sentence in the 6th paragraph) that we cannot guarantee the policy will be adhered to at the time of making a transaction determination.

  You state that Mr. Tay has not received any “cash” remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Tay received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

COMPANY RESPONSE

We have revised this section on page 25 and included a “Summary Compensation Table” on page 26 to disclose information concerning cash and non-cash compensation paid by us to our named executive officer, Mr. Tay. We have also disclosed the issuance of shares to Mr. Tay for his services in forming our company and developing our business concept and plan.

Closing Comments

COMPANY RESPONSE

In response to your Closing Comments, we acknowledge to the Commission that

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Melanthios Acquisition Corp.

 /s/ William Tay

Name: William Tay

Title: President and Director